FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2015

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item

1	Press Release dated December 21, 2015

Santander Totta, Portugal´s second private

bank after the acquisition of Banco Banif

•      The Bank of Portugal awards most of the assets and liabilities of Banco Banif to Santander Totta for EUR 150 million.

•      The transaction increases Banco Santander Totta’s market share by 2.5 points, to 14.5% in loans and deposits, making it the second private bank in Portugal.

•      The transaction’s impact on Banco Santander’s capital is immaterial and a slightly positive impact on profit as of year one.

Madrid, December 21th, 2015. With the aim of providing continuity to Banco Internacional de Funchal (Banif) and safeguarding the interest of its customers, the Bank of Portugal, the resolution authority, decided to award Banco Banif’s business to Banco Santander Totta, a subsidiary of Banco Santander. Following this decision, as of today, the businesses and branches of Banco Banif will become part of the Santander group.

The transaction will be carried out via the transfer of a large part (the commercial banking business) of Banif’s assets and liabilities to Santander Totta. Banco Santander Totta will pay EUR 150 million for Banco Banif’s assets and liabilities, which are transferred having been adequately provisioned. Meanwhile, other assets and liabilities remain in Banco Banif, which is responsible for any possible litigation resulting from its past activity, for their orderly liquidation or sale.

The acquisition of Banco Banif’s businesses positions Banco Santander Totta as Portugal’s second privately-held bank, after BCP-Milenium, with a 14.5% market share in loans and deposits. Banco Banif contributes 2.5 points in market share and has a network of 150 branches and 400,000 customers. Banco Banif is particularly important in the archipelagos of Madeira and the Azores, where it has very high market shares.

Ana Botín, chairman of Banco Santander, said today: “The acquisition of Banco Banif is another example of Banco Santander´s commitment to Portugal, one of the group´s main countries. We are fully committed to the economic development of Portugal and make available all our capacity to help people and businesses prosper in the communities where we operate.”

This transaction has an immaterial impact on the Santander group’s capital and a slightly positive impact on profit as of year one.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email:comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander	1

PRESS RELEASE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: December 21, 2015	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer